AMENDMENT TO THE

RESTATED CERTIFICATE

OF INCORPORATION

OF

HAYNES INTERNATIONAL, INC.

The exact text of subsection (a) of Article FOURTH of the Certificate is hereby amended and restated in its entirety to read as follows:

"(a)  AUTHORIZED CAPITAL STOCK. The total number of shares of stock which the Corporation shall have the authority to issue is Sixty Million (60,000,000), which shall be divided into two classes, one to be designated "Common Stock," which shall consist of Forty Million (40,000,000) authorized shares, par value $0.001 per share, and a second class to be designated as "Preferred Stock," which shall consist of Twenty Million (20,000,000) authorized shares, par value $0.001 per share."